UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Orckit Communications Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M7531S 20 6
(CUSIP number)

Izhak Tamir
c/o Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443 Israel
972-3-696-2121
 (Name, address and telephone number of person
authorized to receive notices and communications)

June 23, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6                                                      SCHEDULE 13D/A

1.           Names of Reporting Persons
Izhak Tamir

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   [  ]
                                                                                                    (b)  [  ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS                                                                                     PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,850,409(1) 8. SHARED VOTNG POWER 0 9. SOLE DISPOSITIVE POWER 4,850,409(1) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,850,409(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%(2)

14.	TYPE OF REPORTING PERSON

IN

___________________________________

(1) Includes warrants to acquire 103,000 Ordinary Shares exercisable currently or within 60 days.

(2) Based on 28,421,407 Ordinary Shares outstanding as of July 17, 2012.

Item 4. Purpose of Transaction

On July 16, 2012, the Reporting Person converted his Series B notes in the aggregate principal amount of NIS 6,731,000 (approximately $1.7 million based on the representative exchange rate published by the Bank of Israel on July 16, 2012) into 3,678,142 Ordinary Shares.  See Item 5.

Item 5.  Interest in the Securities of the Issuer

(a), (b)    See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 4,850,409 Ordinary Shares (representing approximately 17.0% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 4,747,409 Ordinary Shares, (ii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, and (iii) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.  The Reporting Person has sole voting and dispositive power with respect to all such Ordinary Shares. The Reporting Person's options to purchase 420,000 Ordinary Shares at an exercise price of $27.14 per share expired on June 23, 2012.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2012

/s/Izhak Tamir
Izhak Tamir